Constellium SE Second Quarter Report 2022

INDEX

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Management's discussion and analysis of financial condition and results of operations	3
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021	F-1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021 and should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2021 and our unaudited condensed interim consolidated financial statements as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021 which are included in this quarterly report.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this quarterly report and in our Annual Report on Form 20-F for the year ended December 31, 2021 (see in particular "Special Note about Forward-Looking Statements" and "Item 3. Key Information - D. Risk Factors").
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of June 30, 2022, we had approximately 12,500 employees, 29 production facilities, three R&D centers and three administrative centers.
We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food can stock, closure stock, foil stock and automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium products, including plate, sheet and other fabricated products with applications across the aerospace, defense, transportation and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, rail, energy, building and industrial applications.
For the three and six months ended June 30, 2022 our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Three months ended June 30, 2022		Six months ended June 30, 2022
(as a % of total)	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
P&ARP	59%	48%	59%	48%
A&T	20%	32%	19%	32%
AS&I	21%	23%	22%	23%
Holdings and Corporate	—%	(3%)	—%	(3%)
Total	100%	100%	100%	100%

Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Russian invasion of Ukraine
In February 2022, Russia invaded Ukraine. Although we do not have operations in Russia or Ukraine, this conflict and the related sanctions imposed on Russian institutions, companies and individuals have created volatility and disruption in certain sectors of the global economy, including issues with supply chains and increased commodity and energy prices. It is difficult at this time to predict the impact of this crisis on the global economy and on the price and availability of metal and energy. We are monitoring the situation closely and continue to develop contingency plans and counter-measures as necessary to address adverse effects or disruptions to our operations as they develop. However, the broader consequences of this conflict and its impact on our business and results of operations as well as the global economy cannot be predicted.
Impact of COVID-19
The COVID-19 pandemic continues to adversely impact our business. In the six months ended June 30, 2022, aerospace demand remained below pre-pandemic levels given reduced demand for new aircraft and automotive demand was also lower due to the semiconductor supply shortages. In addition, the pandemic had and continues to have direct and indirect adverse effects, including supply chain disruptions and cost inflation. Although the duration and severity of this global pandemic or its ultimate impact on the global economy and our business and results cannot reasonably be estimated, we remain confident in our ability to navigate through this global crisis.
Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. We attempt to respond to the variability of economic conditions through the terms of our contracts with our customers and cost control.
In addition, although a number of our end-markets are cyclical in nature, we believe that the diversity of our portfolio and the secular growth trends we are experiencing in many of our core packaging, automotive and aerospace end-markets will help the Company weather these economic cycles. In each of our three main end-markets of packaging, aerospace and automotive:
•Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•In the automotive market, demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
•While aerospace demand is currently weak, we believe the longer term trends including increasing passenger traffic and fleet replacements with newer and more fuel efficient aircrafts support a positive long term demand trend.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace given its lightweight high strength-to-weight ratio, corrosion resistance and infinite recyclability. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.
Aluminium Prices
Raw materials and consumables, where aluminium is the largest component by a wide margin, represented 75% and 69% of our cost of sales in the six months ended June 30, 2022 and 2021, respectively. Aluminium prices are determined by worldwide forces of supply and demand and are volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums have been volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.
The average LME transaction price, Rotterdam Premium and Midwest Premium per ton of primary aluminium in the three and six months ended June 30, 2022 and 2021 are presented below.

	For the three months ended June 30,		For the six months ended June 30,

(Euros per ton)	2022	2021	2022	2021

Average LME transaction price	2,703	1,987	2,811	1,866
Average Rotterdam Premium	567	198	503	169
Average all-in aluminium price Europe	3,270	2,185	3,314	2,035

Average LME transaction price	2,703	1,987	2,811	1,866
Average Midwest Premium	756	465	729	383
Average all-in aluminium price U.S.	3,459	2,452	3,540	2,249
Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premium and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.
Our results are also impacted by changes in the difference between the prices of primary and scrap aluminium. As we price our products using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap price is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Our personnel costs represented 13% and 18% of our cost of sales, selling and administrative expenses and R&D expenses for the six months ended June 30, 2022 and 2021, respectively.
Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.
Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs also generally increase in periods of higher inflation.

Energy
Our operations require substantial amounts of energy to run, primarily electricity and natural gas. Energy costs represented 3% of our cost of sales in each of the six months ended June 30, 2022 and 2021, respectively.
The direction of energy costs depends on the energy supply demand relationships in the regions we operate and will likely continue being impacted by the effects of the war in Ukraine and related sanctions. The current geopolitical instability resulting from the war in Ukraine is also exposing us to the risk of energy supply disruptions. In addition, sustainability trends are expected to put upward pressure on energy costs over time. A significant increase in energy costs or disruption of energy supply could have a material adverse effect on our financial position, results of operations, and cash flows.
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.
Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in hedging activities to attempt to mitigate the effects of foreign currency transactions on our profitability.
Where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations for the three and six months ended June 30, 2022 and 2021

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2022		2021		2022		2021

Revenue	2,275	100%	1,518	100%	4,254	100%	2,859	100%
Cost of sales	(2,060)	91%	(1,319)	87%	(3,822)	90%	(2,518)	88%
Gross profit	215	9%	199	13%	432	10%	341	12%
Selling and administrative expenses	(75)	3%	(67)	4%	(143)	3%	(127)	4%
Research and development expenses	(10)	—%	(9)	1%	(21)	—%	(20)	1%
Other gains and losses - net	(134)	6%	44	3%	(24)	1%	87	3%
(Loss) / income from operations	(4)	—%	167	11%	244	6%	281	10%
Finance costs - net	(32)	1%	(37)	2%	(62)	1%	(92)	3%
(Loss) / income before income taxes	(36)	2%	130	9%	182	4%	189	7%
Income tax benefit / (expense)	4	—%	(22)	1%	(35)	1%	(33)	1%
Net (loss) / income	(32)	1%	108	7%	147	3%	156	5%
Shipment volumes (in kt)	424	n/a	406	n/a	825	n/a	791	n/a
Revenue per ton (€ per ton)	5,366	n/a	3,739	n/a	5,157	n/a	3,614	n/a

Revenue
For the three months ended June 30, 2022, revenue increased by 50% to €2,275 million from €1,518 million for the three months ended June 30, 2021. This increase reflected an increase in shipments and higher revenue per ton. For the three months ended June 30, 2022, sales volumes increased by 4% to 424 kt from 406 kt for the three months ended June 30, 2021. This increase reflected a 3% increase in volumes for P&ARP, a 13% increase in volumes for A&T and a 4% increase in volumes for AS&I. For the three months ended June 30, 2022, revenue per ton increased by 44% to €5,366 from €3,739 for the three months ended June 30, 2021 primarily reflecting higher metal prices and improved price and mix.
For the six months ended June 30, 2022, revenue increased by 49% to €4,254 million from €2,859 million for the six months ended June 30, 2021. This increase reflected an increase in shipments and higher revenue per ton. For the six months ended June 30, 2022, sales volumes increased by 4% to 825 kt from 791 kt for the six months ended June 30, 2021. This increase reflected a 3% increase in volumes for P&ARP, a 14% increase in volumes for A&T and a 2% increase in volumes for AS&I. For the six months ended June 30, 2022, revenue per ton increased by 43% to €5,157 from €3,614 for the six months ended June 30, 2021 reflecting primarily higher metal prices.
Our revenue is discussed in more detail in the “Segment Results” section.
Cost of Sales
For the three months ended June 30, 2022, cost of sales increased by 56% to €2,060 million from €1,319 million for the three months ended June 30, 2021. This increase in cost of sales was primarily driven by an increase of €652 million, or 70%, in raw materials and consumables used due to higher metal prices and higher volumes, an increase of €29 million, or 97% in energy costs and an increase of €22 million, or 12%, in labor costs primarily due to higher activity levels.
For the six months ended June 30, 2022, cost of sales increased by 52% to €3,822 million from €2,518 million for the six months ended June 30, 2021. This increase in cost of sales was primarily driven by an increase of €1,154 million, or 67%, in raw materials and consumables used due to higher metal prices and higher volumes, an increase of €59 million, or 82% in energy costs and an increase of €41 million, or 11%, in labor costs primarily due to higher activity levels.
Selling and Administrative Expenses
For the three months ended June 30, 2022, selling and administrative expenses increased by €8 million to €75 million from €67 million for the three months ended June 30, 2021. The increase reflected primarily an increase in labor costs of €5 million.
For the six months ended June 30, 2022, selling and administrative expenses increased by 13% to €143 million from €127 million for the six months ended June 30, 2021. The increase reflected primarily an increase in labor costs of €10 million and an increase in insurance expense and IT and telecommunication services for €6 million.
Research and Development Expenses
For the three months ended June 30, 2022, research and development expenses increased to €10 million from €9 million for the three months ended June 30, 2021. Research and development expenses are presented net of €2 million and €3 million of research and development tax credits received in France for the three months ended June 30, 2022 and 2021, respectively.
For the six months ended June 30, 2022 and 2021, research and development expenses increased to €21 million from €20 million for the six months ended June 30, 2021. Research and development expenses are presented net of €5 million of research and development tax credits received in France for each of the six months ended June 30, 2022 and 2021, respectively.

Other Gains and Losses, net

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021

Realized gains on derivatives	8	31	62	45
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(141)	17	(85)	45
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net	(2)	(1)	(1)	1
Restructuring costs	—	(2)	—	(3)
Losses on pension plan amendments	—	(2)	—	(2)
Losses on disposal	—	—	(1)	—
Other	1	1	1	1
Total other gains and losses, net	(134)	44	(24)	87
The following table provides an analysis of realized and unrealized gains and losses by nature of exposure:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021

Realized (losses) / gains on foreign currency derivatives	(2)	(2)	1	(4)
Realized gains on commodity derivatives	10	33	61	49
Realized gains on derivatives	8	31	62	45

Unrealized (losses) / gains on foreign currency derivatives	(5)	3	(7)	11
Unrealized (losses) / gains on commodity derivatives	(136)	14	(78)	34
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	(141)	17	(85)	45
Realized gains or losses relate to financial derivatives used by the group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial transactions accounted for in revenue and cost of sales.
Unrealized gains or losses relate to financial derivatives used by the group to hedge forecasted commercial transactions for which hedge accounting is not applied. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains / (losses) on derivatives for the three and six months ended June 30, 2022 as compared to the three and six months ended June 30, 2021 primarily reflected the fluctuation in metal prices.
For the six months ended June 30, 2021, restructuring costs were €3 million, and were primarily related to restructuring plans in the U.S. and in Europe in our A&T segment.
Finance Costs, net
For the three months ended June 30, 2022, finance costs, net decreased by €5 million to €32 million from €37 million for the three months ended June 30, 2021. This decrease primarily reflected lower interest costs resulting from the February and June 2021 refinancings and the impact, in the three months ended June 30, 2021, of one-time costs incurred in relation with the redemption of our $400 million 5.750% Senior Notes due 2024, which included €3 million of redemption fees and a €3 million write-off of unamortized debt issuance costs.

For the six months ended June 30, 2022, finance costs, net decreased by €30 million to €62 million from €92 million for the six months ended June 30, 2021. This decrease primarily reflected lower interest costs resulting from the February and June 2021 refinancings and the impact, in the six months ended June 30, 2021, of one-time costs incurred in relation with the redemption of our Senior Notes, which included €12 million of redemption fees and a €11 million write-off of unamortized debt issuance costs.
Income Tax
For the three months ended June 30, 2022, income tax was a benefit of €4 million compared to an expense of €22 million for the three months ended June 30, 2021. For the three months ended June 30, 2022, our effective tax rate was 11% of our loss before income tax, compared to a statutory tax rate of 25.8% and for the three months ended June 30, 2021, our effective tax rate was 17% of our income before income tax, compared to a statutory rate of 28.4%. Our effective tax rate was lower than the statutory rate, in both periods, primarily reflecting the geographical mix of our pre-tax results and the favorable impact from the use of previously unrecognized deferred tax assets.
For the six months ended June 30, 2022 and 2021, income tax was an expense of €35 million and €33 million, respectively. For the six months ended June 30, 2022, our effective tax rate was 19% of our income before income tax compared to a statutory tax rate of 25.8%. For the six months ended June 30, 2021, our effective tax rate was 17% of our income before income tax compared to a statutory rate of 28.4%. Our effective tax rate was lower than the statutory rate, in both periods, primarily due to the geographical mix of our pre-tax results and the favorable impact from the use of previously unrecognized deferred tax assets.
The statutory tax rate decreased to 25.8% in the three and six months ended June 30, 2022 from 28.4% in the three months and six months ended June 30, 2021 as a result of changes in the applicable tax rates in France.
Net Income / Loss
As a result of the foregoing factors, we recognized a net loss of €32 million in the three months ended June 30, 2022 and a net income of €108 million in the three months ended June 30, 2021. We recognized a net income of €147 million and €156 million in the six months ended June 30, 2022 and 2021, respectively.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2022		2021		2022		2021

P&ARP	1,348	59%	907	60%	2,516	59%	1,673	59%
A&T	461	20%	287	19%	846	19%	532	18%
AS&I	501	21%	345	23%	960	23%	695	24%
Inter-segment eliminations	(35)	n.m.	(21)	n.m.	(68)	n.m.	(41)	n.m.
Total revenue	2,275	100%	1,518	100%	4,254	100%	2,859	100%
n.m. not meaningful
P&ARP
For the three months ended June 30, 2022, revenue in our P&ARP segment increased 49% to €1,348 million from €907 million for the three months ended June 30, 2021 primarily as a result of higher revenue per ton. P&ARP shipments were up 3%, or 8 kt, from higher shipments in packaging and automotive rolled products, partially offset by lower specialty and other thin-rolled product shipments. For the three months ended June 30, 2022, revenue per ton increased by 45% to €4,616 per ton from €3,194 per ton for the three months ended June 30, 2021, primarily driven by higher metal prices and improved price and mix.
For the six months ended June 30, 2022, revenue in our P&ARP segment increased 50% to €2,516 million from €1,673 million for the six months ended June 30, 2021 primarily as a result of higher revenue per ton. P&ARP shipments were up 3% or 17 kt, due to higher shipments in packaging rolled products. For the six months ended June 30, 2022, revenue per ton increased by 46% to €4,430 per ton from €3,036 per ton for the six months ended June 30, 2021, primarily driven by higher metal prices.
A&T
For the three months ended June 30, 2022, revenue in our A&T segment increased 61% to €461 million from €287 million for the three months ended June 30, 2021, due to higher shipments and higher revenue per ton. A&T shipments were up 13%, or 7 kt, due to higher aerospace rolled product shipments. For the three months ended June 30, 2022, revenue per ton increased by 42% to €7,683 per ton from €5,415 per ton for the three months ended June 30, 2021, primarily reflecting higher metal prices and improved price and mix with higher aerospace product shipments.
For the six months ended June 30, 2022, revenue in our A&T segment increased 59% to €846 million from €532 million for the six months ended June 30, 2021, due to higher shipments and higher revenue per ton. A&T shipments were up 14%, or 14 kt, from higher aerospace and transportation, industry, defense and other rolled product shipments. For the six months ended June 30, 2022, revenue per ton increased by 39% to €7,328 per ton from €5,275 per ton for the six months ended June 30, 2021, primarily reflecting higher metal prices and improved price and mix with higher aerospace product shipments.
AS&I
For the three months ended June 30, 2022, revenue in our AS&I segment increased 45% to €501 million from €345 million for the three months ended June 30, 2021, primarily as a result of higher revenue per ton. AS&I shipments were up 4%, or 3 kt, on higher shipments of automotive and other extruded products. For the three months ended June 30, 2022, revenue per ton increased by 39% to €6,958 per ton from €5,000 per ton for the three months ended June 30, 2021, primarily reflecting higher metal prices and improved price and mix.
For the six months ended June 30, 2022, revenue in our AS&I segment increased 38% to €960 million from €695 million for the six months ended June 30, 2021, primarily due to higher revenue per ton. AS&I shipments were up 2%, or 3 kt, on higher other extruded product shipments on strong market demand partially offset by lower shipments of automotive extruded products due to the slowdown in automotive OEM production resulting from the semiconductor shortage. For the six months ended June 30, 2022, revenue per ton increased by 36% to €6,782 per ton from €4,986 per ton for the six months ended June 30, 2021, primarily reflecting higher metal prices and improved price and mix.

Segment Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2022		2021		2022		2021

P&ARP	95	7%	94	10%	177	7%	162	10%
A&T	63	14%	42	15%	116	14%	61	11%
AS&I	46	9%	41	12%	83	9%	79	11%
Holdings and Corporate	(6)	n.m.	(7)	n.m.	(11)	n.m.	(11)	n.m.
Total Adjusted EBITDA	198	9%	170	11%	365	9%	291	10%
n.m. not meaningful
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, we analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag (as defined hereafter), share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table reconciles our net income / (loss) to our Adjusted EBITDA:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2022	2021	2022	2021

Net (loss) / income	(32)	108	147	156
Income tax (benefit) / expense	(4)	22	35	33
Finance costs, net	32	37	62	92
Depreciation and amortization	70	65	136	128
Restructuring costs	—	2	—	3
Unrealized losses / (gains) on derivatives	141	(16)	84	(44)
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities – net	2	1	1	(1)
Losses on pension plan amendments	—	2	—	2
Share-based compensation	5	3	9	7
Metal price lag (a)	(16)	(54)	(110)	(85)
Losses on disposals	—	—	1	—
Adjusted EBITDA	198	170	365	291
________________
(a)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

The following tables present the primary drivers for changes in Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the three months ended June 30, 2021	94	42	41
Volume	5	12	3
Price and product mix	15	39	24
Costs	(26)	(33)	(23)
Foreign exchange and other	7	3	1
Adjusted EBITDA for the three months ended June 30, 2022	95	63	46

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the six months ended June 30, 2021	162	61	79
Volume	11	23	4
Price and product mix	39	71	37
Costs	(46)	(43)	(38)
Foreign exchange and other	11	4	1
Adjusted EBITDA for the six months ended June 30, 2022	177	116	83
P&ARP
For the three months ended June 30, 2022, Adjusted EBITDA in our P&ARP segment increased 2% to €95 million from €94 million for the three months ended June 30, 2021, primarily due to improved price and mix, favorable metal costs, foreign exchange translation and higher shipments, largely offset by higher operating costs resulting primarily from inflation. For the three months ended June 30, 2022, Adjusted EBITDA per metric ton decreased by 1% to €327 from €332 for the three months ended June 30, 2021.
For the six months ended June 30, 2022, Adjusted EBITDA in our P&ARP segment increased 9% to €177 million from €162 million for the six months ended June 30, 2021, primarily due to improved price and mix, favorable metal costs, foreign exchange translation and higher shipments, largely offset by higher operating costs resulting primarily from inflation. For the six months ended June 30, 2022, Adjusted EBITDA per metric ton increased by 6% to €312 from €294 for the six months ended June 30, 2021.
A&T
For the three months ended June 30, 2022, Adjusted EBITDA in our A&T segment increased 50% to €63 million from €42 million for the three months ended June 30, 2021, primarily due to improved mix from the recovery of aerospace products and higher shipments, partially offset by higher costs resulting primarily from inflation and production ramp-up. For the three months ended June 30, 2022, Adjusted EBITDA per metric ton increased by 33% to €1,056 from €794 for the three months ended June 30, 2021.
For the six months ended June 30, 2022, Adjusted EBITDA in our A&T segment increased 88% to €116 million from €61 million for the six months ended June 30, 2021, primarily due to improved mix from the recovery of aerospace products and higher shipments, partially offset by higher costs resulting primarily from inflation and production ramp-up. For the six months ended June 30, 2022, Adjusted EBITDA per metric ton increased by 66% to €1,010 from €610 for the six months ended June 30, 2021.
AS&I
For the three months ended June 30, 2022, Adjusted EBITDA in our AS&I segment increased 13% to €46 million from €41 million for the three months ended June 30, 2021, primarily due to improved price and mix and higher shipments, partially offset by higher operating costs resulting primarily from inflation. For the three months ended June 30, 2022, Adjusted EBITDA per metric ton increased by 9% to €641 per ton from €587 per ton for the three months ended June 30, 2021.
For the six months ended June 30, 2022, Adjusted EBITDA in our AS&I segment increased 6% to €83 million from €79 million for the six months ended June 30, 2021, primarily due to improved price and mix and higher shipments, partially offset by higher operating costs resulting primarily from inflation. For the six months ended June 30, 2022, Adjusted EBITDA per metric ton increased 3% to €581 per ton from €563 per ton for the six months ended June 30, 2021.
Holdings & Corporate
Adjusted EBITDA losses for our Holdings and Corporate segment was €6 million and €7 million, for the three months ended June 30, 2022 and 2021, respectively and €11 million for each of the six months ended June 30,2022 and 2021.

Liquidity and capital resources
Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the short-term and long-term.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros.
When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, it is also our policy to enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates against the euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market.
In addition, we borrow in a combination of euros and U.S. Dollars. When the external currency mix of our debt does not match the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar against the euro and in aluminium prices. At June 30, 2022, the margin requirement paid as collateral to counterparties amounted to €2 million which was related to aluminium hedges. There were no margin calls at December 31, 2021.
At June 30, 2022, we had €899 million of total liquidity, comprised of €156 million in cash and cash equivalents, €331 million of undrawn availability under our Pan-U.S. ABL Facility, €311 million of availability under our factoring arrangements, €100 million of undrawn availability under our French Inventory Facility and €1 million of undrawn availability under other credit facilities.

Cash Flows
The following table summarizes our operating, investing and financing activities for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(in millions of Euros)	2022	2021

Net Cash Flows from / (used in)
Operating activities	169	148
Investing activities	(83)	(67)
Financing activities	(79)	(232)
Net increase / (decrease) in cash and cash equivalents, excluding the effect of exchange rate changes	7	(151)
Net cash Flows from Operating Activities
For the six months ended June 30, 2022, net cash flows from operating activities were an inflow of €169 million, a €21 million increase from an inflow of €148 million in the six months ended June 30, 2021. This change primarily reflects a €89 million increase in cash flows from operating activities before working capital and a €68 million decrease in changes from working capital. In the six months ended June 30, 2022, factored receivables under non-recourse arrangements increased by €10 million compared to a €14 million decrease for the six months ended June 30, 2021.
Net Cash Flows used in Investing Activities
For the six months ended June 30, 2022 and 2021, net cash flows used in investing activities were €83 million and €67 million, respectively.
Capital expenditures were €84 million and €74 million, for the six months ended June 30, 2022 and 2021, respectively, and related primarily to recurring investment in our manufacturing facilities.
Net Cash flows used in Financing Activities
For the six months ended June 30, 2022, net cash flows used in financing activities were €79 million, primarily reflecting the repayment of the Secured PGE French Facility and the Unsecured Swiss Facility partially offset by drawings on the Pan-U.S. ABL.
For the six months ended June 30, 2021, net cash flows used in financing activities were €232 million. In the six months ended June 30, 2021, Constellium issued $500 million of 3.750% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to retire the $650 million 6.625% Senior Notes due 2025, and issued €300 million Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to redeem the $400 million 5.750% Senior Notes due 2024.
Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the six months ended June 30,
(in millions of Euros)	2022	2021

P&ARP	(40)	(27)
A&T	(20)	(21)
AS&I	(22)	(24)
Holdings and Corporate	(2)	(2)
Total capital expenditures	(84)	(74)

Covenant Compliance
We were in compliance with our covenants as of and for the six months ended June 30, 2022.
Quantitative and Qualitative Disclosures about Market Risk
In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 21 to our audited consolidated financial statements in our Annual report on Form 20-F for the year ended December 31, 2021.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which are in our Annual report on Form 20-F for the year ended December 31, 2021 and in Note 2.2 to our unaudited condensed interim consolidated financial statements included herein.

Constellium SE
40-44 rue Washington
75008 Paris, France
www.constellium.com